Filed Pursuant to Rule 424(b)(2)
File No. 333-216234

Title of Each Class of Securities Offered	Amount to be Registered	Maximum Offering Price Per Security	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Medium-Term Notes, Series Q, Fixed Rate Notes	$2,500,000,000	99.822%	$2,495,550,000	$302,460.66

(1)

The total registration fee of $302,460.66 is calculated in accordance with Rule 457(r) of the Securities Act of 1933 (the “Securities Act”) and will be paid by wire transfer within the time required by Rule 456(b) of the Securities Act.

Pricing Supplement No. 4 dated January 16, 2019

(to Prospectus Supplement dated April 7, 2017

and Prospectus dated February 24, 2017)

WELLS FARGO & COMPANY

Medium-Term Notes, Series Q

Fixed Rate Notes

You should read the more detailed description of the notes provided under “Description of Notes” in the accompanying prospectus supplement and “Description of Debt Securities” in the accompanying prospectus, as supplemented by this pricing supplement. All payments on the notes are subject to the credit risk of Wells Fargo & Company. If Wells Fargo & Company defaults on its obligations, you could lose some or all of your investment. Certain defined terms used but not defined herein have the meanings set forth in the accompanying prospectus supplement and prospectus.

Aggregate Principal Amount Offered:	$2,500,000,000

Trade Date:	January 16, 2019

Original Issue Date (T+5):	January 24, 2019

Stated Maturity Date:

January 24, 2029; on the stated maturity date, the holders of the notes will be entitled to receive a cash payment in U.S. dollars equal to 100% of the principal amount of the notes plus any accrued and unpaid interest

Interest Rate:	4.150%

Interest Payment Dates:	Each January 24 and July 24, commencing July 24, 2019, and at maturity

Price to Public (Issue Price):	99.822%, plus accrued interest, if any, from January 24, 2019

Agent Discount (Gross Spread):	0.450%

All-in Price (Net of Agent Discount):	99.372%, plus accrued interest, if any, from January 24, 2019

Net Proceeds:	$2,484,300,000

Benchmark:	UST 3.125% due November 15, 2028

Benchmark Yield:	2.722%

Spread to Benchmark:	+145 basis points

Re-Offer Yield:	4.172%

Optional Redemption:	At our option, we may redeem the notes, in whole at any time or in part from time to time, on or after July 24, 2019 and on or prior to October 23, 2028 at a redemption price equal to the sum of: (i)

100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon, to, but excluding, the date of such redemption (the “Make-Whole Redemption Date”), and (ii) the Make-Whole Amount (as defined below), if any, with respect to such notes.

As used above in connection with the notes:

•  “Make-Whole Amount” means the excess, if any, of: (i) the aggregate present value as of the Make-Whole Redemption Date of each dollar of principal being redeemed and the amount of interest (exclusive of interest accrued to the Make-Whole Redemption Date) that would have been payable in respect of each such dollar if such redemption had been made on October 23, 2028, determined by discounting, on a semi-annual basis, such principal and interest at the Reinvestment Rate (as defined below) (determined on the third business day preceding the date notice of such redemption is given) from the respective dates on which such principal and interest would have been payable if such redemption had been made on October 23, 2028 over (ii) the aggregate principal of the notes being redeemed.

•  “Reinvestment Rate” means the yield on Treasury securities at a constant maturity corresponding to the remaining life (as of the Make-Whole Redemption Date and rounded to the nearest month) to stated maturity of the principal being redeemed (the “Treasury Yield”), plus 0.250%. For purposes hereof, the Treasury Yield shall be equal to the arithmetic mean of the yields published in the Statistical Release (as defined below) under the heading which represents the average for the immediately preceding week for “U.S. Government Securities—Treasury Constant Maturities” with a maturity equal to such remaining life; provided that if no published maturity exactly corresponds to such remaining life, then the Treasury Yield shall be interpolated or extrapolated on a straight-line basis from the arithmetic means of the yields for the next shortest and next longest published maturities. For purposes of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used. If the format or content of the Statistical Release changes in a manner that precludes determination of the Treasury Yield in the above manner, then the Treasury Yield shall be determined in the manner that most closely approximates the above manner, as reasonably determined by us.

•  “Statistical Release” means the Data Download Program designated as “H.15” or any successor publication which is published weekly by the FRB and which reports yields on actively traded United States government securities adjusted to constant maturities, or, if such statistical release is not published at the time of any determination, then such other reasonable comparable index which shall be designated by us.

Calculation of the foregoing will be made by us or on our behalf by a person designated by us.

At our option, we may also redeem the notes in whole at any time or in part from time to time, on or after October 24, 2028 at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of such redemption.

Any redemption may be subject to prior regulatory approval and will be effected as described under “Description of Debt Securities—Redemption and Repayment—Optional Redemption By Us” in the accompanying prospectus, modified as provided in this pricing supplement.

Risk Factors:

The Resolution Of Wells Fargo In A Bankruptcy Proceeding Could Also Result in Greater Losses For Holders Of Our Debt Securities, Including The Notes.

As required by the Dodd-Frank Act and regulations issued by the FRB and the FDIC, we are required to provide to the FRB and the FDIC a plan for our rapid and orderly resolution in the event of material financial distress affecting Wells Fargo or the failure of Wells Fargo. The strategy described in our most recently filed resolution plan is a “multiple point of entry” strategy, in which Wells Fargo, Wells Fargo Bank, National Association (“WFBNA”) and Wells Fargo Securities, LLC (“WFS”) would each undergo separate resolution proceedings under the U.S. Bankruptcy Code, the Federal Deposit Insurance Act, and the Securities Investor Protection Act, respectively. To further the orderly resolution of its businesses and those of its subsidiaries, Wells Fargo may provide capital and liquidity resources to certain of its major subsidiaries (such as WFBNA and WFS) during any period of distress, including through the forgiveness of intercompany indebtedness, the making of additional intercompany loans and by other means. These subsidiaries may enter into separate resolution proceedings even after receiving capital and liquidity resources from Wells Fargo. It is possible that creditors of some or all of Wells Fargo’s major subsidiaries would receive significant, or even full, recoveries on their claims while holders of Wells Fargo’s debt securities (including holders of the notes) could face significant or complete losses. It is also possible that holders of Wells Fargo’s debt securities (including holders of the notes) could face greater losses than if the multiple point of entry strategy had not been implemented and Wells Fargo had not provided capital and liquidity resources to major subsidiaries that enter separate resolution proceedings because assets and other resources provided to those subsidiaries would not be available to pay Wells Fargo’s creditors (including holders of the notes and Wells Fargo’s other debt securities).

For our next resolution plan submission, we have made a decision to move to a single point of entry strategy, in which Wells Fargo would be resolved under the U.S. Bankruptcy Code using a strategy in which only Wells Fargo itself enters proceedings while some or all of its operating subsidiaries are maintained as going concerns. In this case, the effects on creditors of Wells Fargo would likely be similar to those arising under the orderly liquidation authority, as described above. We are not obligated to maintain either a single point of entry or multiple point of entry strategy, and the strategies reflected in our resolution plan submissions are not binding in the event of an actual resolution of Wells Fargo, whether conducted under the U.S. Bankruptcy Code or by the FDIC under the orderly liquidation authority. To carry out such a single point of entry strategy, Wells Fargo may seek to recapitalize its subsidiaries or provide them with liquidity in order to preserve them as going concerns prior to the commencement of Wells Fargo’s bankruptcy proceeding. Moreover, Wells Fargo could seek to elevate the priority of its guarantee obligations relating to its major subsidiaries’ derivatives contracts over its other obligations, so that cross-default and early termination rights under derivatives contracts at its subsidiaries would be stayed under the ISDA Resolution Stay Protocol. This elevation would result in holders of our debt securities (including the notes) incurring losses ahead of the beneficiaries of those guarantee obligations. It is also possible that holders of our debt securities (including the notes) could incur losses ahead of other similarly situated creditors.

In response to the regulators’ guidance and to facilitate the orderly resolution of Wells Fargo using either a single point of entry or multiple point of entry resolution strategy, on June 28, 2017, Wells Fargo entered into a Support Agreement with WFC Holdings, LLC, an intermediate holding company and subsidiary of Wells Fargo (the “IHC”), and WFBNA, WFS, and Wells Fargo Clearing Services, LLC (“WFCS”), each an indirect subsidiary of Wells Fargo (the “Support Agreement”). Pursuant to the Support Agreement, Wells Fargo transferred a significant amount of its assets, including the majority of its cash, deposits, liquid securities and intercompany loans (but excluding its equity interests in its subsidiaries and certain other assets), to the IHC and will continue to transfer those types of assets to the IHC from time to time. In the event of Wells Fargo’s material financial distress or failure, the IHC will be obligated to use the transferred assets to provide capital and/or liquidity to WFBNA pursuant to the Support Agreement and to WFS and WFCS through repurchase facilities entered into in connection with the Support Agreement. Under the Support Agreement, the IHC will also provide funding and liquidity to Wells Fargo through subordinated notes and a committed line of credit, which, together with the issuance of dividends, is expected to provide Wells Fargo, during business as usual operating conditions, with the same access to cash necessary to service its debts, pay dividends, repurchase its shares and perform its other obligations as it would have if it had not entered into these arrangements and transferred any assets. If certain liquidity and/or capital metrics fall below defined triggers, the subordinated notes would be forgiven and the committed line of credit would terminate, which could materially and adversely impact Wells Fargo’s liquidity and its ability to satisfy its debts and other obligations, and could result in the commencement of bankruptcy proceedings by Wells Fargo at an earlier time than might have otherwise occurred if the Support Agreement were not implemented. Wells Fargo’s and the IHC’s respective obligations under the Support Agreement are secured pursuant to a related security agreement.

If either resolution strategy proved to be unsuccessful, holders of our debt securities (including the notes) may as a consequence be in a worse position than if the strategy had not been implemented. In all cases, any payments to holders of our debt securities are dependent on our ability to make such payments and are therefore subject to our credit risk.

The preceding risk factor supersedes the similarly titled risk factor in the accompanying prospectus. See “Risk Factors” in the accompanying prospectus for additional risk factors.

Listing:	None

		Principal Amount

Agent (Sole Bookrunner):	Wells Fargo Securities, LLC	$2,275,000,000

Agents (Co-Managers):	TD Securities (USA) LLC	37,500,000
	BMO Capital Markets Corp.	18,750,000
	Citizens Capital Markets, Inc.	18,750,000
	BB&T Capital Markets, a division of BB&T Securities, LLC	12,500,000
	BNY Mellon Capital Markets, LLC	12,500,000
	Capital One Securities, Inc.	12,500,000
	Fifth Third Securities, Inc.	12,500,000
	MUFG Securities Americas Inc.	12,500,000

	Regions Securities LLC	12,500,000
	Santander Investment Securities Inc.	12,500,000
	SMBC Nikko Securities America, Inc.	12,500,000

Agents (Junior Co-Managers):	Apto Partners, LLC	6,250,000
	CastleOak Securities, L.P.	6,250,000
	Drexel Hamilton, LLC	6,250,000
	Loop Capital Markets LLC	6,250,000
	Penserra Securities LLC	6,250,000
	Samuel A. Ramirez & Company, Inc.	6,250,000
	Siebert Cisneros Shank & Co., L.L.C.	6,250,000
	The Williams Capital Group, L.P.	6,250,000

	Total:	$2,500,000,000

Supplemental Plan of Distribution:

On January 16, 2019, Wells Fargo & Company agreed to sell to the Agents, and the Agents agreed to purchase, the notes at a purchase price of 99.372%, plus accrued interest, if any, from January 24, 2019. The purchase price equals the issue price of 99.822% less a discount of 0.450% of the principal amount of the notes.

We expect that delivery of the notes will be made against payment therefor on or about the original issue date specified in this pricing supplement. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days after the date the notes are priced, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes at any time prior to the second business day preceding the issue date will be required, by virtue of the fact that the notes will not settle in T+2, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement; such purchasers should also consult their own advisors in this regard.

The following offering restrictions are in addition to or supersede, as applicable, the offering restrictions set forth under “Sales Restrictions” in the accompanying prospectus.

Notice to Prospective Investors in Canada

The notes may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the pricing supplement or the accompanying prospectus supplement and prospectus (including any amendments thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the agents are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Prohibition of Sales to European Economic Area Retail Investors

The notes may not be offered, sold or otherwise made available to any retail investor in the European Economic Area. For purposes hereof:

(a) the expression “retail investor” means a person who is one (or more) of the following:

    (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or

    (ii) a customer within the meaning of Directive 2002/92/EC, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

    (iii) not a qualified investor as defined in Directive 2003/71/EC; and

(b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes offered so as to enable an investor to decide to purchase or subscribe the notes.

Notice to Prospective Investors in Switzerland

The notes may not be publicly offered, sold or advertised, directly or indirectly, in or from Switzerland, and will not be listed on the SIX Swiss Exchange Ltd or any other exchange or regulated trading venue in Switzerland. None of the pricing supplement, the accompanying prospectus supplement or the accompanying prospectus (including any amendments thereto) or any other offering or marketing material relating to the notes constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Federal Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange Ltd or any other exchange or regulated trading venue in Switzerland, and none of the pricing supplement, the accompanying prospectus supplement or the accompanying prospectus (including any amendments thereto) or any other offering or marketing material relating to the notes may be publicly distributed or otherwise made publicly available in Switzerland.

Notice to Prospective Investors in Taiwan

The notes may be made available outside Taiwan for purchase by Taiwan residents outside Taiwan but may not be offered or sold in Taiwan.

Notice to Prospective Investors in the United Arab Emirates

The pricing supplement and the accompanying prospectus supplement and prospectus (including any amendments thereto) do not constitute, and are not intended to constitute, a solicitation or a public offer of our notes in the United Arab Emirates and accordingly should not be construed as such. The notes listed in the prospectus supplement, the accompanying prospectus and the applicable pricing supplement have not been approved by or licensed or registered with the Central Bank, the Securities and Commodities Authority or any other relevant licensing authorities or governmental agencies in the United Arab Emirates.

United States Federal Income Tax Considerations:

Notwithstanding anything to the contrary in the accompanying prospectus, pursuant to recently issued proposed Treasury Regulations regarding FATCA, “withholdable payments” will not include gross proceeds from the sale of property of a type which can produce interest or distributions from sources within the United States. Although these recent Treasury Regulations are not final, holders generally may rely on them until final Treasury regulations are issued. See “U.S. Federal Income Tax Considerations—Legislation Affecting the Taxation of Debt Securities, Common Stock and Preferred Stock Held by or through Foreign Entities” in the accompanying prospectus for additional information.

Additional tax considerations are discussed under “U.S. Federal Income Tax Considerations” in the accompanying prospectus.

CUSIP:	95000U2D4